UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Other Events

California Fairness Hearing

On June 17, 2019, after a hearing before the California Commissioner pursuant to the California Corporations Code, including Sections 25121 and 25142 thereof, the California Department of Business Oversight issued a permit (the “California Permit”) for the issuance of ordinary no-par value registered shares (auf den Namen lautende Stückaktien) (“Parent Ordinary Shares”) of Spark Networks SE, a European stock corporation (Societas Europaea, SE) with its corporate seat in Germany (“Parent”), which may be represented by American Depositary Shares (“Parent ADSs”), pursuant to the Agreement and Plan of Merger by and among Parent, Chemistry Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Zoosk, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the Holders’ Representative (the “Merger Agreement”).

The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Company, and the separate existence of Merger Sub will cease, and the Company will become a wholly owned subsidiary of Parent (the “Merger”). The aggregate consideration to be paid to the Company’s equity holders in the Merger will consist of (i) $115,000,000 in cash and (ii) 12,980,000 Parent ADSs (the “Merger Aggregate Stock Consideration”), subject to potential adjustment as provided in the Merger Agreement.

As a result of the California Permit, the issuance of the Merger Aggregate Stock Consideration in the Merger will be exempt from registration under the Securities Act of 1933, as amended, by virtue of the exemption provided by Section 3(a)(10) thereof.

Company Stockholder Approval

Pursuant to the Merger Agreement, on June 17, 2019, immediately after the issuance of the California Permit, the Company obtained and delivered to Parent a written consent from certain Company stockholders providing irrevocably the requisite Company stockholder approval.

Exhibits

99.1 Press Release of Spark Networks SE dated June 18, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: June 19, 2019	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer